Exhibit 99.1

WNS Announces Fiscal 2020 Third Quarter Earnings,

Revises Full Year Guidance

NEW YORK, NY and MUMBAI, INDIA, January 16, 2020 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced results for the fiscal 2020 third quarter ended December 31, 2019.

Highlights – Fiscal 2020 Third Quarter:

GAAP Financials

•  Revenue of $239.2 million, up 19.7% from $199.7 million in Q3 of last year and up 5.7% from $226.2 million last quarter

•  Profit of $30.9 million, compared to $28.6 million in Q3 of last year and $28.7 million last quarter

•  Diluted earnings per ADS of $0.60, compared to $0.55 in Q3 of last year and $0.56 last quarter

Non-GAAP Financial Measures*

•  Revenue less repair payments of $228.2 million, up 16.5% from $195.9 million in Q3 of last year and up 3.4% from $220.7 million last quarter

•  Adjusted Net Income (ANI) of $40.9 million, compared to $38.0 million in Q3 of last year and $40.6 million last quarter

•  Adjusted diluted earnings per ADS of $0.80, compared to $0.73 in Q3 of last year and $0.79 last quarter

Other Metrics

•  Added 6 new clients in the quarter, expanded 11 existing relationships

•  Days sales outstanding (DSO) at 30 days

•  Global headcount of 44,011 as of December 31, 2019

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue in the third quarter was $239.2 million, representing a 19.7% increase versus Q3 of last year and a 5.7% increase from the previous quarter. Revenue less repair payments* in the third quarter was $228.2 million, an increase of 16.5% year-over-year and a 3.4% increase sequentially. Excluding exchange rate impacts, constant currency revenue less repair payments* in the fiscal third quarter grew 16.1% versus Q3 of last year and 3.0% sequentially. Year-over-year, fiscal Q3 revenue improvement was broad-based across several key verticals, services, and geographies. Sequentially, revenue strength was driven by healthy growth with both new and existing clients, and favorable currency impacts net of hedging.

Operating margin in the third quarter was 16.3%, as compared to 16.7% in Q3 of last year and 16.1% in the previous quarter. On a year-over-year basis, margin reduced as a result of the impact of our annual wage increases, lower productivity, and currency movements net of hedging. These headwinds more than offset favorability from the impact of IFRS 16 lease accounting, improved seat utilization, and operating leverage on higher volume. Sequentially, margins improved due to lower share-based compensation expense, improved seat utilization, and operating leverage on higher volume. These benefits were partially offset by higher Selling and Marketing and General and Administrative expenses associated with increased staffing levels and bonus provisioning based on updated visibility.

Third quarter adjusted operating margin* was 22.8%, versus 23.0% in Q3 of last year and 23.5% last quarter. Explanations for the adjusted operating margin* movements on a year-over-year basis are the same as described for GAAP operating margins above. Sequentially, adjusted operating margin* reduced due to higher Selling and Marketing and General and Administrative expenses, which more than offset favorability from improved seat utilization and operating leverage on higher volume.

*	See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.

Profit in the fiscal third quarter was $30.9 million, as compared to $28.6 million in Q3 of last year and $28.7 million in the previous quarter. Year-over-year, profit favorability was driven by revenue growth and a lower effective tax rate which more than offset the impact of IFRS 16 and higher share-based compensation expense. Sequentially, profit increased as revenue growth and lower share-based compensation expenses more than offset lower operating margins. Adjusted net income (ANI)* in Q3 was $40.9 million, up $2.9 million as compared to Q3 of last year and up $0.3 million from the previous quarter. Explanations for the ANI* movements on a year-over-year and sequential basis are the same as described for GAAP profit above with the exception of share-based compensation and associated tax impacts, which are excluded from ANI*.

From a balance sheet perspective, WNS ended Q3 with $280.1 million in cash and investments and $47.5 million of debt. In the third quarter, the company generated $62.5 million in cash from operations and incurred $4.8 million in capital expenditures. Third quarter days sales outstanding were 30 days, as compared to 32 days reported in Q3 of last year and 29 days in the previous quarter.

“WNS’s differentiated capabilities in the BPM marketplace are resonating well with both existing and prospective clients, enabling the company to continue delivering solid financial and operating results. In the fiscal third quarter, revenue less repair payments* grew 16% year-over-year on both a reported and constant currency* basis. The company also posted 23% adjusted operating margin*, $0.80 in adjusted diluted earnings per share, and $62 million in cash from operations,” said Keshav Murugesh, WNS’s Chief Executive Officer. “WNS remains focused on enhancing our ability to “co-create” unique, industry-specific solutions which enable our clients to improve their competitive positioning. To do this, we will continue to invest in technology, transformation, analytics, and domain to insure we remain relevant today and in the future. Our focus remains on the long-term BPM opportunity, and on superior execution which will enable value creation for all our key stakeholders.”

Fiscal 2020 Guidance

WNS is updating guidance for the fiscal year ending March 31, 2020 as follows:

•

Revenue less repair payments* is expected to be between $890 million and $900 million, up from $794.0 million in fiscal 2019. This assumes an average GBP to USD exchange rate of 1.31 for the remainder of fiscal 2020.

•	ANI* is expected to range between $158 million and $162 million versus $140.4 million in fiscal 2019. This assumes an average USD to INR exchange rate of 71.00 for the remainder of fiscal 2020.

•	Based on a diluted share count of 51.9 million shares, the company expects adjusted diluted earnings* per ADS to be in the range of $3.05 to $3.12 versus $2.69 in fiscal 2019.

“The company has updated our forecast for fiscal 2020 based on current visibility levels and exchange rates,” said Sanjay Puria, WNS’s Chief Financial Officer. “Our guidance for the year reflects growth in revenue less repair payments* of 12% to 13%, or 13% to 14% on a constant currency* basis. We currently have over 99% visibility to the midpoint of the range.”

Conference Call

WNS will host a conference call on January 16, 2020 at 8:00 am (Eastern) to discuss the company’s quarterly results. To participate in the call, please use the following details: +1-888-656-9018; international dial-in +1-503-343-6030; participant passcode 4254706. A replay will be available for one week following the call at +1-855-859-2056; international dial-in +1-404-537-3406; passcode 4254706, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics and process expertise to co-create innovative, digitally led transformational solutions with over 350 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer interaction services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of December 31, 2019, WNS had 44,011 professionals across 60 delivery centers worldwide including facilities in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the United Kingdom, and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, expectations concerning our future financial performance and growth potential, including our fiscal 2020 guidance, future profitability, and expected foreign currency exchange rates. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; our dependence on a limited number of clients in a limited number of industries; regulatory, legislative and judicial developments; increasing competition in the BPM industry; technological innovation; telecommunications or technology disruptions; our ability to attract and retain clients; our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data; negative public reaction in the US or the UK to offshore outsourcing; our ability to collect our receivables from, or bill our unbilled services to our clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; the effects of our different pricing strategies or those of our competitors; our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions, and to successfully grow our revenue and expand our service offerings and market share; and future regulatory actions and conditions in our operating areas. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

CONTACT:

Investors:	Media:

David Mackey EVP–Finance & Head of Investor Relations WNS (Holdings) Limited +1 (201) 942-6261 david.mackey@wns.com	Archana Raghuram Global Head – Marketing & Communications and Corporate Business Development WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in millions, except share and per share data)

	Three months ended
	Dec 31, 2019	Dec 31, 2018	Sep 30, 2019
Revenue	$239.2	$199.7	$226.2
Cost of revenue	150.0	125.2	142.1

Gross profit	89.2	74.5	84.1
Operating expenses:
Selling and marketing expenses	13.0	10.9	12.2
General and administrative expenses	33.5	28.2	32.7
Foreign exchange gain, net	(0.2)	(1.9)	(1.1)
Amortization of intangible assets	4.0	3.9	3.9

Operating profit	38.9	33.4	36.3

Other income, net	(3.5)	(3.6)	(3.3)
Finance expense(1)	4.2	0.8	4.3

Profit before income taxes	38.2	36.2	35.2
Income tax expense	7.3	7.6	6.5

Profit after tax	$30.9	$28.6	$28.7

Earnings per share of ordinary share
Basic	$0.62	$0.57	$0.58

Diluted	$0.60	$0.55	$0.56

Note:

(1)

On account of adoption of IFRS 16 ‘Leases’ effective April 1, 2019, interest expense on lease liabilities amounted to $3.6 million and $3.7 million, respectively during the three months ended December 31, 2019 and September 30, 2019.

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, amounts in millions, except share and per share data)

	As at Dec 31, 2019	As at Mar 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$86.7	$85.4
Investments	109.7	67.9
Trade receivables, net	82.9	73.9
Unbilled revenue	66.6	66.8
Funds held for clients	9.1	7.1
Derivative assets	16.9	13.4
Contract assets	7.4	4.2
Prepayments and other current assets	20.8	16.8

Total current assets	400.0	335.4

Non-current assets:
Goodwill	129.5	130.8
Intangible assets	74.2	80.2
Property and equipment	58.0	61.0
Right-of-use assets(1)	169.2	-
Derivative assets	1.5	5.7
Investments	83.7	82.5
Contract assets	30.7	22.0
Deferred tax assets	28.3	23.8
Other non-current assets	41.2	44.2

Total non-current assets	616.4	450.2

TOTAL ASSETS	$1,016.4	$785.6

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$21.1	$17.8
Provisions and accrued expenses	31.9	27.6
Derivative liabilities	2.3	2.1
Pension and other employee obligations	65.4	68.1
Current portion of long-term debt	22.4	28.0
Contract liabilities	8.5	5.4
Current taxes payable	4.7	2.6
Lease liabilities(1)	23.7	-
Other liabilities	12.1	10.3

Total current liabilities	192.0	162.0

Non-current liabilities:
Derivative liabilities	2.0	0.3
Pension and other employee obligations	13.6	11.2
Long-term debt	25.1	33.4
Contract liabilities	19.7	6.6
Other non-current liabilities	0.2	9.0
Lease liabilities – non current(1)	164.7	-
Deferred tax liabilities	10.2	10.7

Total non-current liabilities	235.5	71.2

TOTAL LIABILITIES	$427.5	$233.2

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 50,742,883 shares and 51,153,220 shares; each as at December 31, 2019 and March 31, 2019, respectively)	8.0	8.1
Share premium	243.3	269.5
Retained earnings	556.8	478.1
Other components of equity	(155.4)	(146.9)

Total shareholders’ equity including shares held in treasury	652.7	608.8

Less: 1,100,000 shares as at December 31, 2019 and 1,101,300 shares as at March 31, 2019, held in treasury, at cost	(63.8)	(56.4)

Total shareholders’ equity	$588.9	$552.4

TOTAL LIABILITIES AND EQUITY	$1,016.4	$785.6

Note:

(1)	On adoption of IFRS 16 ‘Leases’ effective April 1, 2019, comparatives as at and for the year ended March 31, 2019 have not been retrospectively adjusted.

About Non-GAAP Financial Measures

The financial information in this release includes certain non-GAAP financial measures that we believe more accurately reflect our core operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A more detailed discussion of our GAAP results is contained in “Part I –Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F filed with the SEC on May 15, 2019.

For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPM and WNS Auto Claims BPM. Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in the auto claims business, payments to repair centers for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that it directly provides to its clients. For more details, please see the discussion in “Part I – Item 5. Operating and Financial Review and Prospects – Overview” in our annual report on Form 20-F filed with the SEC on May 15, 2019.

Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenues include, but are not limited to, revenues denominated in pound sterling, South African rand, Australian dollar and Euro.

WNS also presents (1) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit / (loss) excluding share-based expense and amortization of intangible assets) as a percentage of revenue less repair payments, and (2) ANI, which is calculated as profit excluding share-based expense and amortization of intangible assets and including the tax effect thereon, and other non-GAAP financial measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP financial measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that are non-recurring in nature and those it believes are not indicative of its core operating performance. In addition, it uses these non-GAAP financial measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies. These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with IFRS.

The company is not able to provide our forward-looking GAAP revenue, profit and earnings per ADS without unreasonable efforts for a number of reasons, including our inability to predict with a reasonable degree of certainty the payments to repair centers, our future share-based compensation expense under IFRS 2 (Share Based payments), amortization of intangibles associated with future acquisitions and currency fluctuations. As a result, any attempt to provide a reconciliation of the forward-looking GAAP financial measures (revenue, profit, earnings per ADS) to our forward-looking non-GAAP financial measures (revenue less repair payments*, ANI* and Adjusted diluted earnings* per ADS respectively) would imply a degree of likelihood that we do not believe is reasonable.

Reconciliation of revenue (GAAP) to revenue less repair payments (non-GAAP) and constant currency revenue less repair payments (non-GAAP)

	Three months ended			Three months ended Dec 31, 2019 compared to
	Dec 31, 2019	Dec 31, 2018	Sep 30, 2019	Dec 31, 2018	Sep 30, 2019
	(Amounts in millions)			(% growth)
Revenue (GAAP)	$239.2	$199.7	226.2	19.7%	5.7%
Less: Payments to repair centers	11.0	3.9	5.5	183.6%	100.5%
Revenue less repair payments (non-GAAP)	$228.2	$195.9	$220.7	16.5%	3.4%
Exchange rate impact	(2.9)	(1.9)	(2.1)
Constant currency revenue less repair payments (non-GAAP)	$225.2	$194.0	$218.6	16.1%	3.0%

Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2019	Dec 31, 2018	Sep 30, 2019
	(Amounts in millions)
Cost of revenue (GAAP)	$150.0	$125.2	$142.1
Less: Payments to repair centers	11.0	3.9	5.5
Less: Share-based compensation expense	1.1	1.2	1.5
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (non-GAAP)	$137.9	$120.1	$135.1

Reconciliation of gross profit (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2019	Dec 31, 2018	Sep 30, 2019
	(Amounts in millions)
Gross profit (GAAP)	$89.2	$74.5	$84.1
Add: Share-based compensation expense	1.1	1.2	1.5
Adjusted gross profit (excluding share-based compensation expense) (non-GAAP)	$90.3	$75.8	$85.6

	Three months ended
	Dec 31, 2019	Dec 31, 2018	Sep 30, 2019
Gross profit as a percentage of revenue (GAAP)	37.3%	37.3%	37.2%
Adjusted gross profit (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	39.6%	38.7%	38.8%

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2019	Dec 31, 2018	Sep 30, 2019
	(Amounts in millions)
Selling and marketing expenses (GAAP)	$13.0	$10.9	$12.2
Less: Share-based compensation expense	1.2	1.3	1.4
Adjusted selling and marketing expenses (excluding share-based compensation expense) (non-GAAP)	$11.8	$9.6	$10.8

	Three months ended
	Dec 31, 2019	Dec 31, 2018	Sep 30, 2019
Selling and marketing expenses as a percentage of revenue (GAAP)	5.4%	5.5%	5.4%
Adjusted selling and marketing expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	5.2%	4.9%	4.9%

Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2019	Dec 31, 2018	Sep 30, 2019
	(Amounts in millions)
General and administrative expenses (GAAP)	$33.5	$28.2	$32.7
Less: Share-based compensation expense	6.8	5.2	8.7
Adjusted general and administrative expenses (excluding share-based compensation expense) (non-GAAP)	$26.8	$23.0	$23.9

	Three months ended
	Dec 31, 2019	Dec 31, 2018	Sep 30, 2019
General and administrative expenses as a percentage of revenue (GAAP)	14.0%	14.1%	14.5%
Adjusted general and administrative expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	11.7%	11.7%	10.8%

Reconciliation of operating profit / (loss) (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2019	Dec 31, 2018	Sep 30, 2019
	(Amounts in millions)
Operating profit (GAAP)	$38.9	$33.4	$36.3
Add: Share-based compensation expense	9.0	7.7	11.7
Add: Amortization of intangible assets	4.0	3.9	3.9
Adjusted operating profit (excluding share-based compensation expense and amortization of intangible assets) (non-GAAP)	$51.9	$45.1	$51.9

	Three months ended
	Dec 31, 2019	Dec 31, 2018	Sep 30, 2019
Operating profit as a percentage of revenue (GAAP)	16.3%	16.7%	16.1%
Adjusted operating profit (excluding share-based compensation expense and amortization of intangible assets) as a percentage of revenue less repair payments (non-GAAP)	22.8%	23.0%	23.5%

Reconciliation of profit / (loss) (GAAP) to ANI (non-GAAP)

	Three months ended
	Dec 31, 2019	Dec 31, 2018	Sep 30, 2019
	(Amounts in millions)
Profit after tax (GAAP)	$30.9	$28.6	$28.7
Add: Share-based compensation expense	9.0	7.7	11.7
Add: Amortization of intangible assets	4.0	3.9	3.9
Less: Tax impact on share-based compensation expense(1)	(2.0)	(1.5)	(2.8)
Less: Tax impact on amortization of intangible assets(1)	(1.0)	(0.8)	(1.0)
Adjusted Net Income (excluding share-based compensation expense and amortization of intangible assets, including tax effect thereon) (non-GAAP)	$40.9	$38.0	$40.6

(1)

The company applies GAAP methodologies in computing the tax impact on its non-GAAP ANI adjustments (including amortization of intangible assets and share-based compensation expense). The company’s non-GAAP tax expense is generally higher than its GAAP tax expense if the income subject to taxes is higher considering the effect of the items excluded from GAAP profit to arrive at non-GAAP profit.

	Three months ended
	Dec 31, 2019	Dec 31, 2018	Sep 30, 2019
Profit after tax as a percentage of revenue (GAAP)	12.9%	14.3%	12.7%
Adjusted net income (excluding share-based compensation expense and amortization of intangible assets, including tax effect thereon) as a percentage of revenue less repair payments (non-GAAP)	17.9%	19.4%	18.4%

Reconciliation of basic earnings per ADS (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2019	Dec 31, 2018	Sep 30, 2019
Basic earnings per ADS (GAAP)	$0.62	$0.57	$0.58
Add: Adjustments for share-based compensation expense and amortization of intangible assets	0.26	0.23	0.31
Less: Tax impact on share-based compensation expense and amortization of intangible assets	(0.06)	(0.04)	(0.07)
Adjusted basic earnings per ADS (excluding share-based compensation expense and amortization of intangible assets, including tax effect thereon) (non-GAAP)	$0.82	$0.76	$0.82

Reconciliation of diluted earnings per ADS (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2019	Dec 31, 2018	Sep 30, 2019
Diluted earnings per ADS (GAAP)	$0.60	$0.55	$0.56
Add: Adjustments for share-based compensation expense and amortization of intangible assets	0.25	0.23	0.30
Less: Tax impact on share-based compensation expense and amortization of intangible assets	(0.05)	(0.05)	(0.07)
Adjusted diluted earnings per ADS (excluding share-based compensation expense and amortization of intangible assets, including tax effect thereon) (non-GAAP)	$0.80	$0.73	$0.79